UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq.

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of SL Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO filed by H&H, AcquisitionCo and Acquisition Sub with the United States Securities and Exchange Commission  on April 21, 2016, for Acquisition Sub to purchase all of the outstanding shares of the Company’s common stock, $.20 per value per share, at a purchase price of $40.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting as the penultimate paragraph of the subsection entitled “Regulatory Approvals” with the disclosure set forth below:

“On April 22, 2016, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the Regulatory Condition has been satisfied.”

Item 9.         Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION

(a)(1)(L)	Email, dated May 6, 2016, sent to the Company’s employees (including employee Q&A first used on April 7, 2016) (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	May 6, 2016

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